Hilton Group plc

04046889

COMPANIES ACT 1985 ("THE ACT")

DISCLOSURE OF INTERESTS IN SHARES

SUPPL

RECEIVED
2004 DEC -6 P 2:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

HILTON GROUP PLC ("THE COMPANY") RECEIVED NOTIFICATION TODAY, PURSUANT TO PART VI OF THE ACT, FROM FIDELITY INVESTMENTS ("FIDELITY") THAT THE INTERESTS ON 24 NOVEMBER 2004 OF FMR CORP AND ITS DIRECT AND INDIRECT SUBSIDIARIES, FIDELITY INTERNATIONAL LIMITED ("FIL") AND ITS DIRECT AND INDIRECT SUBSIDIARIES AND MR E C JOHNSON (A PRINCIPAL SHAREHOLDER OF FMR CORP AND FIL) HAVE INCREASED TO 222,519,725 ORDINARY SHARES OF 10P EACH OF THE COMPANY, WHICH INTERESTS REPRESENTED 14.03% OF THE ISSUED SHARE CAPITAL OF THE COMPANY.

FIDELITY HAVE ADVISED THAT THE REGISTERED HOLDERS AND NUMBER OF SHARES HELD BY EACH OF THEM ARE AS FOLLOWS:-

	SHARES
BANK OF NEW YORK BRUSSELS TOTAL	173,000
BANK OF NEW YORK BRUSSELS TOTAL	13,696,749
BANK OF NEW YORK EUROPE LDN TOTAL	6,183,900
BANK OF NEW YORK EUROPE LDN TOTAL	326,600
BANK OF NEW YORK TOTAL	397,500
BANKERS TRUST LONDON TOTAL	973,100
BROWN BROTHERS HARRIMAN AND COMPANY TOTAL	1,765,698
BROWN BROTHERS HARRIMAN AND COMPANY TOTAL	8,928,698
BROWN BROTHERS HARRIMAN LTD LUX TOTAL	35,132,358
CHASE MANHATTAN BANK AG FRNKFRT S TOTAL	317,848

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

12/21

CHASE MANHATTAN LONDON TOTAL	44,900
CITIBANK LONDON TOTAL	1,999,671
CLYDESDALE BANK PLC TOTAL	873,100
DEXIA PRIVATBANK TOTAL	36,600
HSBC BANK PLC TOTAL	583,900
JP MORGAN CHASE BANK TOTAL	24,352,383
JP MORGAN CHASE BANK TOTAL	643,200
JP MORGAN, BOURNEMOUTH TOTAL	2,392,844
JP MORGAN, BOURNEMOUTH TOTAL	1,248,791
JP MORGAN, BOURNEMOUTH TOTAL	69,684,469
JP MORGAN, BOURNEMOUTH TOTAL	12,211,306
MASTER TRUST BANK OF JAPAN	139,700
MELLON BANK N.A.TOTAL	1,860,741
MELLON BANK TOTAL	3,966,579
MIDLAND SECURITIES SERVICES TOTAL	487,800
NATIONAL ASTL BK MELBOURNE TOTAL	1,306,600
NORDEA BANK AB	100,000
NORTHERN TRUST CO TOTAL	928,100
NORTHERN TRUST LONDON TOTAL	436,800
NORTHERN TRUST LONDON TOTAL	16,761,353
NORTHERN TRUST LONDON TOTAL	562,000

STATE STR BK & TR CO LNDN (S TOTAL	350,552
STATE STR BK & TR CO LNDN (S TOTAL	6,033,916
STATE STREET BANK & TR CO TOTAL	1,621,139
STATE STREET BANK & TR CO TOTAL	5,947,130
STATE STREET HONG KONG TOTAL	50,700
TOTAL	222,519,725

Hilton Group plc

RECEIVED
2004 DEC -6 P 2: 05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

DIRECTORS' SHARE INTERESTS

HILTON GROUP PLC ANNOUNCES THAT COMPUTERSHARE TRUSTEES (C.I.) LIMITED, AS TRUSTEE OF THE HILTON GROUP SHARE OWNERSHIP TRUST ("THE TRUST"), HAS RECENTLY ACQUIRED 496,845 ORDINARY SHARES (REPRESENTING 0.03% OF THE ISSUED SHARE CAPITAL) OF HILTON GROUP PLC ("THE SHARES"), AS FOLLOWS:

- 99,840 SHARES WERE ACQUIRED ON 22 NOVEMBER 2004 AT A PRICE OF 260.25P PER SHARE;
- 100,710 SHARES WERE ACQUIRED ON 23 NOVEMBER 2004 AT A PRICE OF 258.00P PER SHARE;
- 98,702 SHARES WERE ACQUIRED ON 24 NOVEMBER 2004 AT A PRICE OF 263.25P PER SHARE;
- 98,515 SHARES WERE ACQUIRED ON 25 NOVEMBER 2004 AT A PRICE OF 263.75P PER SHARE; AND
- 99,078 SHARES WERE ACQUIRED ON 26 NOVEMBER 2004 AT A PRICE OF 262.25P PER SHARE.

THE SHARES ARE HELD SUBJECT TO THE TERMS OF THE TRUST FOR THE BENEFIT OF EMPLOYEES OF COMPANIES WITHIN THE HILTON GROUP OF COMPANIES. MR D M C MICHELS, MR B G WALLACE AND MR C BELL, WHO ARE ALL DIRECTORS OF HILTON GROUP PLC, ACQUIRED (FOR THE PURPOSES OF SECTION 324 OF THE COMPANIES ACT 1985) AN INTEREST IN THE SHARES ACQUIRED BY THE TRUSTEE ON THE DATES MENTIONED ABOVE BY REASON OF BEING EMPLOYEES OF HILTON GROUP PLC. NO

ALLOCATION BY THE TRUSTEE OF THE SHARES TO THESE INDIVIDUALS OR TO OTHER EMPLOYEES HAS YET BEEN MADE.

INFORMATION REGARDING THE ACQUISITION OF THE SHARES WAS RECEIVED BY THE COMPANY ON 26 NOVEMBER 2004.